Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

May 17, 2006

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7010

RE:     Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-132439

Dear Mr. Schwall:

In response to Donna Levy's telephone call of May 16, 2006, please be advised as follows:

General

1. Disclosure has been provided that 58 persons were solicited in connection with the private placement.

Risk Factors:

2. A new risk factor no. 9 has been added disclosing the fact that "accredited investor" was not defined in the subscription agreement.

Accounting

3. The accounting has been update through March 31, 2006.

Mr. H. Roger Schwall
Securities and Exchange Commission
RE:     Willowtree Advisor, Inc.
           Form SB-2 Registration Statement
           File No. 333-132439
May 17, 2006

Exhibits

4. A new auditor's consent has been provided.

5. The subscription agreement used in the private placement has been filed as "Exhibit 99.1."

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Willowtree Advisor, Inc.